

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

> **Re:** **Boston Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 001-13087**
>
> **Boston Properties Limited Partnership**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 000-50209**

Dear Mr. LaBelle:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Michael McTiernan

　　　　　　　　　　　　　　Michael McTiernan
　　　　　　　　　　　　　　Assistant Director